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FEB 27 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFG Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6111 Broken Sound Parkway,NW Suite 150
(No. and Street)

Boca Raton	Florida	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis H. Blackinton 561-998-0700 ext. 119
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sandler & Company, P.C.
(Name – *if individual, state last, first, middle name*)

144 Gould Street	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis H. Blackinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFG Equities, Inc., as of February 21, 20 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 27 2019
Washington, DC

Signature

President

Title

Notary Public

PATRICIA A MANCUSO
Notary Public – State of Florida
Commission # GG 180581
My Comm. Expires Mar 1, 2022
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFG EQUITIES, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

TFG EQUITIES, INC.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

CONTENTS

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of TFG Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TFG Equities, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of TFG Equities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TFG Equities, Inc.'s management. Our responsibility is to express an opinion on TFG Equities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TFG Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital and aggregate indebtedness pursuant to rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TFG Equities, Inc.'s financial statements. The supplemental information is the responsibility of TFG Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness pursuant to rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sandler & Company PC

We have served as TFG Equities, Inc.'s auditor since 2014.

Needham, Massachusetts

February 21, 2019

TFG EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

CURRENT ASSETS	
Cash	$ 25,366
TOTAL ASSETS	$ 25,366

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts Payable	4,438
TOTAL LIABILITIES	4,438
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value:	
Authorized 10,000 shares, issued and outstanding 5,000 shares	5,000
Additional paid-in capital	1,483,878
Accumulated deficit	(1,467,950)
TOTAL STOCKHOLDER'S EQUITY	20,928
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 25,366**

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

INCOME	
Consulting Fees	$ 16,203
TOTAL INCOME	16,203
EXPENSES	
Administrative services	9,468
Rent	6,528
Accounting fees	5,000
Office expense	7,860
FINRA and other fees	8,463
Telephone	1,320
TOTAL EXPENSES	38,639
NET LOSS	$ (22,436)

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2018

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE AT BEGINNING OF YEAR	5,000	$ 5,000	$ 1,453,878	$ (1,445,514)	$ 13,364
ADDITIONAL PAID-IN CAPITAL	-	-	30,000	-	30,000
NET LOSS	-	-	-	(22,436)	(22,436)
BALANCE AT END OF YEAR	5,000	$ 5,000	$ 1,483,878	$ (1,467,950)	$ 20,928

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
GROSS INCOME	
Consulting fees received	$ 16,203
GROSS EXPENSES	
Cash paid out for expenses	38,639
NET CASH USED BY OPERATING ACTIVITIES	(22,436)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in capital	30,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	30,000
NET INCREASE IN CASH	7,564
CASH AT BEGINNING OF YEAR	17,802
CASH AT END OF YEAR	$ 25,366

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF CASH FLOWS (continued)

YEAR ENDED DECEMBER 31, 2018

RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES:	
Net loss	$ (22,436)
Adjustments to reconcile net loss to net cash used by operating activities	-
NET CASH USED BY OPERATING ACTIVITIES	$ (22,436)

The accompanying notes are an integral part of these financial statements.

NOTE 1 – BUSINESS

Organization – TFG Equities, Inc. (the "Company") was organized as a Massachusetts corporation in 1986, pursuant to Chapter 156B of the Massachusetts general laws, to engage in and carry on the business of a broker/dealer in securities. The company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is wholly owned by The Tudor Trust.

The Company's brokerage business has been inactive since 2002, although the Company had received consulting fee income in 2018. The Company maintains its registration as a broker dealer and incurs administrative expenses necessary for that purpose. The annual administrative expenses are covered by capital contributions from the sole stockholder. The Company's ability to continue in existence depends on the stockholder's continued capital contributions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Income Taxes – No income taxes have been provided as the Company has elected to be taxed as an S Corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

Currently, tax years 2015-2018 are open and subject to examination by the Internal Revenue Service and the Massachusetts Department of Revenue. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition - Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity, may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustments to retained earnings as of January 1, 2018.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined, of $20,928 at December 31, 2018. The minimum net capital requirement is $5,000.

NOTE 4 – RELATED PARTY TRANSACTIONS

During 2018 the Company was paid $16,203 of consulting fees by an affiliate of the Company's stockholder, for assisting in arranging financing for a real estate development project. The fees were intended to compensate the Company for its share of allocated operating expenses, as described in the next paragraph.

Included in administrative services, rent (as a tenant-at-will), office expense, and telephone are charges by The Finch Corporation, an affiliate of the stockholder, for the Company's allocable share of expenses which amounted to $25,176. Accounts payable at December 31, 2018 for its allocable share of expenses amounted to $4,438.

NOTE 5 – COMMON STOCK

Common shares are voting and dividends are paid at the discretion of the Board of Directors.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2019 the date the financial statements were available to be issued, and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.

TFG EQUITIES, INC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT
TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2018

Total ownership equity from statement of financial condition	$ 20,928
Deduct ownership equity not allowable for capital	-
Total ownership equity qualified for capital	20,928
Less haircuts on securities	-
Net capital	$ 20,928
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 296
Minimum dollar net capital required	$ 5,000
Net capital required (greater of 6-2/3% of total aggregate indebtedness and minimum dollar net capital required)	$ 5,000
Excess net capital (net capital less net capital required)	$ 15,928
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital	$ 14,928
Total aggregate indebtedness from statement of financial condition	$ 4,438
Percentage of aggregate indebtedness to net capital	21.21%

There is no difference in Net Capital per the quarterly FOCUS report and the computation above.

See Report of Independent Registered Public Accounting Firm

TFG Equities, Inc.
Statement Regarding Exemptive Provision
Pursuant to Rule 15c3-3
December 31, 2018

TFG Equities ("the Company") claims exemption from SEC Rule 15c3-3 under subscription (k)(2)(i) for the year ended December 31, 2018. During the year the Company did not conduct any financial transactions with or for customers, did not carry margin or other customer accounts, and did not hold funds or securities for customers.

Therefore, the computation for determination of reserve requirements and information relating to the possession and control requirements pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provision throughout the year, without exception.

Signature:______________________________

Dennis H. Blackinton, President

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of TFG Equities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) TFG Equities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TFG Equities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) TFG Equities, Inc. stated that TFG Equities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. TFG Equities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TFG Equities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company PC

Needham, Massachusetts

February 21, 2019